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SEC Mail Processing

MAY 2 1 2018

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2017 (MM/DD/YY) AND ENDING 3/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnes Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican Bay Blvd., Suite 500
(No. and Street)

Naples	FL	34108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Cheever (239) 254-2520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

2301 Village Drive	St. Joseph	MO	64506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, John F. Cheever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY I DILLARD
MY COMMISSION # FF224541
EXPIRES August 18, 2019
FloridaNotaryService.com

Nancy I. Dillard
Notary Public NANCY I. DILLARD

John F Cheever
Signature

Director of Finance
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carnes Capital Corporation

Statement of Financial Condition

March 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP
CLAconnect.com

CliftonLarsonAllen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Carnes Capital Corporation
Naples, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carnes Capital Corporation (the Company) as of March 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2013.

St. Joseph, Missouri
May 16, 2018

Carnes Capital Corporation
Statement of Financial Condition
March 31, 2018

Assets		
Cash and cash equivalents	$	288,044
Receivable from clearing broker		80,328
Property and equipment at cost, less accumulated depreciation and amortization of $2,544,730		38,017
Other assets		16,568
Total assets	$	422,957
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	53,587
Total liabilities		53,587
Commitments and contingencies (Note 6)		
Stockholder's Equity		
Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding		105,600
Additional paid-in capital		4,282,726
Accumulated deficit		(4,018,956)
Total stockholder's equity		369,370
Total liabilities and stockholder's equity	$	422,957

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Organization

Carnes Capital Corporation (the "Company"), wholly owned by Pelican Bay Holdings, LLC, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides securities trading and brokerage services to clients of an affiliated entity.

Cash and Cash Equivalents

The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents. Cash equivalents at March 31, 2018 represent money market accounts at an unaffiliated bank and an unaffiliated broker-dealer. At times these balances may be in excess of allowable federally insured limits.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of five to seven years for equipment and seven years for furniture and fixtures. Software is amortized on a straight-line basis using an estimated useful life of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent clearing broker.

Commissions

Securities transaction revenue and related expenses are recorded on a trade date basis. Certain clients of the Company have also entered into agreements with the Company's clearing broker covering securities lending in their accounts. Revenue generated pursuant to these agreements is split between the relevant client and the Company on a 60/40 basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income taxes.

FASB ASC 740 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the FASB ASC 740's more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards nor other deferred tax assets and accordingly, has recorded a full valuation allowance as of March 31, 2018.

The Company follows the provisions of accounting for uncertainty in income taxes. These rules establish a standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. See Note 4 – Income Taxes for additional disclosures. The Company recognizes both interest and penalties as a component of other operating expenses, if applicable.

1. Summary of Significant Accounting Policies (Continued)

Liquidity

The Company has experienced continued losses during the year ended March 31, 2018. As a result, the sole owner, Pelican Bay Holdings, LLC (PBH) entered into a guaranty agreement with the Company's clearing broker dated October 19, 2017, whereby it agreed to provide certain guarantees with respect to the Company and its continuing operations. Management believes that PBH has the available working capital and resources to support the operations of the Company if necessary. PBH also has agreed with the Company to provide necessary capital to the Company to ensure the Company's continued compliance with its regulatory capital requirements. In addition, PBH has provided the Company with management support to develop a strategy to improve the profitability of the Company.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required regarding customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The guidance will initially be applied retrospectively using one of two methods. The standard will be effective for the entity for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted beginning for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is evaluating the impact of the amended revenue recognition guidance on its financial statements.

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases". From the lessee's perspective, the new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement for a lessees. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the pending adoption.

2. Property and Equipment

The balances of property and equipment at March 31, 2018 are:

Leasehold improvements	$	1,329,966
Office equipment		508,776
Office furniture		172,942
Software		571,063
		2,582,747
Less: Accumulated depreciation and amortization		(2,544,730)
	$	38,017

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2018, the Company had net capital of $299,152, which was $199,152 in excess of required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 17.91%, which does not exceed the maximum allowable percentage of 1,500%.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to section (k)(2)(ii) of Rule 15c3-3 since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

4. Income Taxes

The Company's federal and state income taxes are recorded as a benefit and expense for income taxes and income taxes receivable.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into United States tax law. The Company has adjusted its deferred tax assets and liabilities at March 31, 2018 to reflect the Act's reduction of corporate income tax rates.

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

Deferred income tax assets, net	
Accrued expenses	$ 562
Depreciation	192,514
Federal net operating loss carryforward	240,874
State net operating loss carryforward [1]	196,988
	630,938
Less: valuation allowance	(630,938)
Net deferred income tax asset	$ -

[1] The state net operating loss carryforward related to the Company's allocated portion of state net operating losses due to combined filings with Legg Mason (former owner) and separate company filing with the State of Florida. The net operating loss carryforward by state is as follows: Florida ($4,278,265), California ($35,403), Illinois ($120,075) and Minnesota ($16,447). The state net operating loss carryforward expires during the 2037 tax filing year.

The Company has analyzed its tax positions taken on federal and state income tax returns for all open tax years and has concluded that there are no material uncertain tax positions that would require disclosure in the Company's financial statements. U.S. federal and the State of Florida are the Company's principle taxing jurisdictions and fiscal years after 2014 are open with each of these authorities.

The valuation allowance increased from the March 31, 2017 balance of ($505,070) to ($630,938) at March 31, 2018. The increase was due primarily to the current year net operating loss, in addition to fully allowing for the remaining deferred tax asset balance. The federal net operating loss carryforward is $1,147,020 and expires through the 2037 tax filing year.

5. Employee Benefits

The Company's employees participate in a 401(k) salary deferral plan primarily sponsored by Private Capital Management, LLC. Private Capital Management, LLC is an affiliate to the Company due to common ownership. Employees may elect pre-tax contributions up to $18,500 per year (adjusted annually in accordance with regulations) to the 401(k) plan pursuant to salary reduction agreements. The maximum match contribution is the lessor of 4.0% of eligible employee compensation or $11,000.

6. Commitments and Contingencies

Under an operating lease for all affiliates, with remaining non-cancelable terms in excess of one year as of March 31, 2018, minimum aggregate annual rentals for office space and equipment are as follows:

Year Ending	
2019	$ 376,479
2020	387,846
	$ 764,325

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2018, the Company has recorded no liabilities, and during the year then ended incurred no costs, with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

7. Related Party Transactions

The Company has significant transaction with affiliates. One affiliate serves as an investment advisor to the Company's clients. The Company shares various assets with the affiliate investment advisor and the Company pays for those expenses.

8. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company maintains all of its cash and cash equivalents in a commercial bank and broker dealer located in Naples, Florida and Jersey City, New Jersey. Balances on deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC") up to specified limits. Balances in excess of FDIC or SIPC limits are uninsured. Total cash and cash equivalents held by these institutions were $287,045 at March 31, 2018 and the balances were within the specified limits.

9. Subsequent Events

The Company has evaluated subsequent transactions and events after the balance sheet date through May 16, 2018, the date on which these financial statements were issued, and except as already included in the notes to the financial statements, has determined that no additional items require disclosure.